EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Magal Security Systems Ltd. Reports
Fourth Quarter & Full Year 2016 Financial Results

YEHUD, ISRAEL, March 29, 2017 -- Magal Security Systems, Ltd. (NASDAQ: MAGS) today announced its financial results for the three month and full year period ended December 31, 2016. Management will hold an investors’ conference call later today (at 10am Eastern Time) to discuss the results.

FOURTH QUARTER RESULTS SUMMARY

•	Revenue grew year-over-year by 5% to $20.3 million;

•	Net income of $2.9 million, up 13% year-over-year;

•	Strong cash flow from operations generating $7.4 million;

•	Record high net cash and equivalents of $52.5 million at year-end;

•	High level of quarterly bookings including first order for Magal’s innovative border protection solution for the Israeli MOD;

FOURTH QUARTER 2016 RESULTS

Revenues for the fourth quarter of 2016 were $20.3 million, an increase of 5% compared with revenues of $19.3 million in the fourth quarter of 2015.

Gross profit for the fourth quarter of 2016 was $10.0 million, or 49.6% of revenues, compared with a gross profit of $10.9 million or 56.4% of revenues, in the fourth quarter of 2015. The change in gross margin between quarters is a function of the revenue mix between volume of projects executed, and volume of products and services sold. The gross margin in the fourth quarter of 2015 was particularly high, primarily due to a short-term project delivered in that quarter.

Operating income for the fourth quarter of 2016 was $1.5 million compared to operating income of $2.9 million in the fourth quarter of 2015.

Net income in the fourth quarter of 2016 was $2.9 million, or $0.13 per share, compared with net income of $2.5 million, or $0.15 per share in the fourth quarter of 2015.

FULL YEAR 2016 RESULTS

Revenues for the year ended December 31, 2016 were $67.8 million, a 6% increase compared with $63.7 million in 2015.

Gross profit for 2016 was $33.2 million, representing 49.0% of revenues, compared with $31.0 million, representing 48.7% of revenues in 2015.

Operating income for 2016 was $1.5 million, or 2.2% of revenues, compared with $4.4 million, or 6.9% of revenues in 2015. Operating income for the organic business increased by 3% compared with 2015. Amortization of the purchase price allocation and retention expenses related to the Aimetis acquisition amounted to $1.4 million in 2016.

Net income for 2016 was $1.0 million, or $0.06 per share, compared with $3.1 million, or $0.19 per share, in 2015.

Cash, short term deposits and restricted deposits, net of bank debt, as of December 31, 2016, were $52.5 million, or $2.29 per share, compared with cash and short term deposits, net of bank debt, of $31.2 million, or $1.93 per share, at December 31, 2015.

MANAGEMENT COMMENT

Commenting on the results, Mr. Saar Koursh, CEO of Magal, said, “2016 was an improved year for Magal, both in terms of the core financial results but especially from a strategic standpoint. In 2016, we continued to increase the portion of our higher margin product revenues, which now stands at 54% of the total. In addition, recurring revenue increased to 20% of sales and we expect these positive trends to continue into 2017. During the year, we invested significant resources in beefing up Aimetis’ sales operations in North America. While this has had a negative impact on our profitability in 2016, we believe that it will bring us strong revenue growth already in 2017 in verticals that we have not been present in yet. We have also recently seen a solid level of bookings, and our expectations for 2017 are for increased sales and operating profitability.”

Continued Mr. Koursh, “In terms of our business, we saw strong interest in our technologies and products coming from the United States in particular, in 2016. Looking ahead, given the expected increase in security spending  in the US, coupled with our strong recent experience with thousands of miles in border and perimeter security projects worldwide, and our significant product footprint in US critical assets, we feel very well positioned to grow our business in 2017.”

INVESTORS’ CONFERENCE CALL INFORMATION:

The Company will host a conference call later today, March 29, 2016, at 10:00 a.m. Eastern Time and 5:00 p.m. Israel time.

To participate, please call one of the following teleconferencing numbers:

US: 1 888 668 9141; Israel: 03 918 0609; UK: 0 800 917 5108; Intl.: +972 3 918 0609

If you are unable to connect using the toll-free numbers, please try the international dial-in number.

A replay of the call will be available on the Company’s website for three months from the day after the call. The link to the replay will be accessible at www.magal-s3.com.

ABOUT MAGAL S3

Magal S3 is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Over the past 45 years, Magal has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries – under some of the most challenging conditions.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation, cutting-edge PSIM (Physical Security Information Management system). The solutions leverage our broad portfolio of homegrown PIDS (Perimeter Intrusion Detection Systems), advanced VMS with native IVA and Cyber Security solutions

Forward Looking Statements

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

For more information:

Magal Security Systems Ltd. Saar Koursh, CEO Tel: +972 3 539 1421 E-mail: elishevaa@magal-s3.com Web: www.magal-s3.com	GK Investor Relations Ehud Helft / Gavriel Frohwein Tel: (US) +1 646 688 3559 E-mail: magal@gkir.com

* Tables to follow *

MAGAL  SECURITY SYSTEMS LTD.
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended December 31,			Full Year Ended December 31,
	2015	2016	% change	2015	2016	% change
Revenue	19,270	20,252	5.1	63,736	67,825	6.4
Cost of revenue	8,407	10,216		32,722	34,570

Gross profit	10,863	10,036	(7.6)	31,014	33,255	7.2
Operating expenses:
Research and development, net	1,749	1,735	(0.8)	4,814	6,779	40.8
Selling and marketing	4,107	5,050	(23.0)	14,785	17,536	18.6
General and administrative	2,085	1,728	(17.1)	7,026	7,445	6.0
Total operating expenses	7,941	8,513	7.2	26,625	31,760	19.3

Operating income	2,922	1,523		4,389	1,495
Financial income (expenses), net	(138)	(456)		642	(591)

Income before income taxes	3,060	1,979		5,031	904

Taxes on income (tax benefit)	544	(874)		1,923	(122)

Net income	2,516	2,853		3,108	1,026

Loss attributable to non-controlling interests	(21)	(17)		(33)	(3)

Net income attributable to Magal shareholders'	2,537	2,870		3,141	1,029

Basic net earnings per share	$0.15	$0.13		$0.19	$0.06

Diluted net earnings per share	$0.15	$0.13		$0.19	$0.06

Weighted average number of shares used in computing basic net earnings per share	16,386,698	22,723,656		16,347,948	17,999,779

Weighted average number of shares used in computing diluted net earnings per share	16,401,525	22,741,110		16,410,711	18,031,433

	Three Months Ended December 31		Full Year Ended December 31,
	2015%	2016%	2015%	2016%

Gross margin	56.4	49.6	48.7	49.0
Research and development, net as a % of revenues	9.1	8.6	7.6	10.0
Selling and marketing as a % of revenues	21.3	24.9	23.2	25.9
General and administrative as a % of revenues	10.8	8.5	11.0	11.0
Operating margin	15.2	7.5	6.9	2.2
Net margin	13.2	14.2	4.9	1.5

MAGAL SECURITY SYSTEMS LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	December 31,	December 31,
	2015	2016
CURRENT ASSETS:
Cash and cash equivalents	$27,319	$19,692
Short-term bank deposits	3,055	31,036
Restricted deposits	786	1,809
Trade receivables, net	13,706	13,702
Unbilled accounts receivable	5,597	4,232
Other accounts receivable and prepaid expenses	2,107	2,751
Inventories	7,879	6,818

Total current assets	60,449	80,040

LONG TERM INVESTMENTS AND RECEIVABLES:

Long-term trade receivables	617	308
Long-term deposits and restricted bank deposits	136	126
Severance pay fund	1,761	1,321
Deferred income taxes	1,055	2,114

Total long-term investments and receivables	3,569	3,869

PROPERTY AND EQUIPMENT, NET	5,415	5,301

INTANGIBLE ASSETS, NET	1,313	4,933

GOODWILL	4,250	11,850

TOTAL ASSETS	$74,996	$105,993

	December 31,	December 31,
	2015	2016

CURRENT LIABILITIES:

Trade payables	$3,185	$4,040
Customer advances	2,520	5,602
Other accounts payable and accrued expenses	10,748	11,646

Total current liabilities	16,453	21,288

LONG-TERM LIABILITIES:
Deferred revenues	-	472
Deferred income taxes	173	167
Accrued severance pay	2,660	2,089
Other long-term liabilities	15	59

Total long-term liabilities	2,848	2,787

SHAREHOLDERS' EQUITY
Share Capital: Ordinary shares of NIS 1 par value -
Authorized: 39,748,000 shares at December 31, 2015 and December 31, 2016; Issued and outstanding: 16,398,872 shares at December 31, 2015 and 22,894,348 shares at December 31, 2016	4,968	6,679
Additional paid-in capital	69,888	93,441
Accumulated other comprehensive loss	(1,850)	(1,923)
Foreign currency translation adjustments (stand alone financial statements)	406	412
Accumulated deficit	(17,629)	(16,600)

Total shareholders' equity	55,783	82,009
Non-controlling interest	(88)	(91)

TOTAL SHAREHOLDERS' EQUITY	55,695	81,918

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$74,996	$105,993